UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

ROYAL DUTCH SHELL PLC THIRD QUARTER 2010 INTERIM DIVIDEND

The Board of Royal Dutch Shell plc (“RDS”) today announced an interim dividend in respect of the third quarter of 2010 of US$0.42 per A ordinary share (“A
Share”) and B ordinary share (“B Share”), equal to the US dollar dividend for the same quarter last year.
Beginning with this third quarter interim dividend for 2010, RDS provides eligible shareholders with a choice to receive dividends in cash or in shares via a Scrip Dividend Programme (“the Programme”).

Details relating to the third quarter 2010 interim dividend
It is expected that cash dividends on the B Shares will be paid via the Dividend
Access Mechanism from UK-sourced income of the Shell Group.

Per ordinary share Q3 2010
RDS A Shares (US$) 0.42
RDS B Shares (US$) 0.42

Dividends declared on A Shares will be paid by default in euro, although holders of A Shares will be able to elect to receive dividends in pounds sterling.
Dividends declared on B Shares will be paid, by default, in pounds sterling, although holders of B Shares will be able to elect to receive dividends in euro.

The pounds sterling and euro equivalent dividend payments will be announced on
December 3, 2010.

Per ADS                 Q3 2010
RDS A ADSs (US$) 0.84
RDS B ADSs (US$) 0.84

Dividends declared on American Depository Shares (“ADSs”) will be paid, by default, in US dollars.
ADS stands for an American Depositary Share. ADR stands for an American
Depositary Receipt. An  ADR is a certificate that evidences ADSs.  ADSs are listed on the NYSE under the symbols RDS.A and RDS.B.  Each ADS represents two ordinary shares, two A Shares in the case of  RDS.A or two B Shares in the case of RDS.B.  In many cases the terms ADR and ADS are used interchangeably.

Scrip dividend programme launched
Beginning with its third quarter interim dividend for 2010, RDS provides shareholders with a choice to receive dividends in cash or in shares via a Scrip
Dividend Programme (the “Programme”).
Under the Programme shareholders can increase their shareholding in RDS by choosing to receive new shares instead of cash dividends if declared by RDS.
Only new A Shares will be issued under the Programme, including to shareholders who currently hold B Shares.
Joining the Programme may offer a tax advantage in some countries compared with receiving cash dividends. In particular, dividends paid out as shares will not be subject to Dutch dividend withholding tax (currently 15 per cent) and will not generally be taxed on receipt by a UK shareholder or a Dutch corporate shareholder.
Shareholders who elect to join the Programme will increase the number of shares held in RDS without having to buy existing shares in the market, thereby avoiding associated dealing costs.
Shareholders who do not join the Programme will continue to receive in cash any dividends declared by RDS.
For further information on the Programme, including how to join if you are eligible, please refer to the appropriate publication available on
www.shell.com/scrip.

Dividend timetable for the third quarter 2010 interim dividend

Announcement date      October 28,  2010

Ex-dividend date      November 3,  2010

Record date       November 5,  2010

Scrip reference share price announcement date  November 10, 2010

Closing of scrip election and currency election *  November 26, 2010

Pounds sterling and euro equivalents announcement date December 3,  2010

Payment date       December 17,  2010

*  A different scrip election date may apply to registered and non registered
ADS holders.
Registered ADS holders can contact The Bank of New York Mellon for the election deadline that applies. Non registered ADS holders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies.

Both a different scrip and currency election date may apply to shareholders holding shares in a securities account with a bank or financial institution ultimately holding through Euroclear Nederland.  Please contact your broker, financial intermediary, bank or financial institution where you hold your securities account for the election deadline that applies.

Dividend reinvestment plans withdrawn
Following the introduction of the Scrip Dividend Programme, the Dividend
Reinvestment Plans previously provided by Equiniti and Royal Bank of Scotland
N.V. have been withdrawn; the dividend reinvestment feature of the plan provided by The Bank of New York Mellon has likewise been withdrawn.
Shareholders who participated in one of these Dividend Reinvestment Plans will in most cases not automatically be enrolled in the Scrip Dividend Programme and will in most cases need to elect to join.
For full information on the Scrip Dividend Programme, please refer to the appropriate publication available on www.shell.com/scrip.
Shareholders who do not join the Scrip Dividend Programme will continue to receive in cash any dividends declared by RDS.

Taxation cash dividends
Cash dividends on A Shares will be subject to the deduction of Netherlands dividend withholding tax at the rate of 15%, which may be reduced in certain circumstances. Provided certain conditions are met, shareholders in receipt of A
Share cash dividends may also be entitled to a non-payable dividend tax credit in the United Kingdom.
Shareholders resident in the United Kingdom, receiving cash dividends on B
Shares through the Dividend Access Mechanism, are entitled to a tax credit. This tax credit is not repayable. Non-residents may also be entitled to a tax credit, if double tax arrangements between the United Kingdom and their country of residence so provide, or if they are eligible for relief given to non-residents with certain special connections with the United Kingdom or to nationals of states in the European Economic Area.
The amount of tax credit is 10/90ths of the cash dividend, the tax credit referable to the third quarter 2010 interim dividend of US$0.42 is US$0.05 per ordinary share and the dividend and tax credit together amount to US$0.47. The pounds sterling and euro equivalents will be announced on December 3, 2010.

Royal Dutch Shell plc
The Hague, October 28, 2010

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Cautionary Note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement “Shell”, “Shell group”
and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies”
or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this announcement, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.)
ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’,
‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’,
‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Shell’s products; (c)
currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.
Readers should not place undue reliance on forward-looking statements.
Additional factors that may affect future results are contained in Royal Dutch
Shell’s 20-F for the year ended December 31, 2009 (available at
www.shell.com/investor and www.sec.gov ). These factors also should be considered by the reader.  Each forward-looking statement speaks only as of the date of this announcement, October 28, 2010. Neither Royal Dutch Shell nor any
of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 28 October 2010	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary